Exhibit (a)(5)(iii)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

IRWIN SCHACHTER, on behalf of himself and all others similarly situated,

Plaintiff,	C.A. No.

v.

M. DALE SKEEN, J. ALBERTO YÉPEZ, HARRY G. VAN WICKLE, JOMEI CHANG, DENNIS P. WOLF, and VITRIA TECHNOLOGY, INC.,

Defendants.
CLASS ACTION COMPLAINT
     Plaintiff, by his undersigned attorneys, for his class action complaint against Defendants, alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follows:
     1. Plaintiff brings this action pursuant to Court of Chancery Rule 23 on his own behalf and as a class action on behalf of all person, other than Defendants and those in privity with Defendants, who own the common stock of Vitria Technology, Inc. (“Vitria” or the “Company”).
     2. Plaintiff has been the owner of shares of the Company since prior to the transaction herein complained of and continuously to date.
     3. Vitria, a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 945 Stewart Drive, Sunnyvale, CA 94085, provides business process integration software and services for corporations in telecommunications, manufacturing, healthcare and insurance, finance, and other industries. It offers BusinessWare, a software platform for business process integration that creates and deploys process and integration content, such as process models and data transformations. The Company also provides prebuilt process applications with BusinessWare to support selected business processes in specific industries. In addition, the Company provides consulting services in the areas of project planning, architecture design, implementation, operational management, and performance management, as well as maintenance and training services. It offers its products and services through its direct sales organization, system integrators, and resellers. The Company has strategic partnerships with BEA, IBM, ILOG, Microsoft, Sybase, Oracle, Portal Software, Red Hat, Siebel Systems, and Sun Microsystems. It has operations in the Americas, Europe, Asia, and Australia. The Company was co-founded by defendants Dale Skeen and JoMei Chang in 1994 and is headquartered in Sunnyvale, California. As of August 4, 2006, the Company had 34,316,231 voting common shares outstanding.
     4. Defendant M. Dale Skeen, Ph.D., (“Skeen”) is and has been at all relevant times a Director of the Company since Vitria’s inception. He co-founded Vitria in 1994 and has been the Company’s Chief Executive Officer since April 2004. Skeen has also served as Chief Technology Officer. Skeen, in combination with defendant Chang, beneficially owns 10.8 million shares or 31.2% of the Company’s common stock outstanding. Thus, (a) 416,669 shares are held by Skeen/Chang Investments, L.P., of which Drs. JoMei Chang and M. Dale Skeen are general partners and (b) 9,444,834 shares held by Drs. Chang and Skeen as joint tenants.
     5. Defendant J. Alberto Yépez (“Yépez”) is and has been at all relevant times a director of the Company since July 2004. Since November 2005, Yépez has served as Vice President, Identity Management and Security, at Oracle Corporation, an enterprise software company. From June 2002 to November 2005, Mr. Yépez served as Chairman and Chief

Executive Officer of Thor Technologies, Inc., a provider of enterprise security and infrastructure software, which was acquired by Oracle Corporation.
     6. Defendant Harry G. Van Wickle (“Van Wickle”) is and has been at all relevant times a director of the Company since January 2006. Van Wickle has served as a member of the Board of Directors of Komag, Incorporated, a computer storage device company, since October 2000 when Komag merged with HMT Technology Corporation, a thin-film disk company. Van Wickle served as a member of HMT Technology Corporation’s Board of Directors from May 1998 to October 2000.
     7. Defendant JoMei Chang, Ph.D., (“Chang”) is and has been at all relevant times a director of the Company since Vitria’s inception. Chang co-founded Vitria in 1994. Since January 2004, Chang has been Chief Executive Officer of QilinSoft LLC, a software reseller serving the China market and an affiliate of Vitria. Chang also served as the Company’s Chief Executive Officer from the Company’s inception until June 2003 and as President from the Company’s inception until November 2002. From 1986 to 1994, Chang was Vice President and General Manager, Trader Workstation and General Manager, Emerging Technologies at Teknekron Software Systems, now TIBCO, Inc. From 1984 to 1986, she served as a senior engineer in the Network File System group at Sun Microsystems. As noted above, nearly all of Chang’s beneficially owned 10.9 million shares (or 31.4% of the Company’s common stock outstanding) are owned in combination with defendant Skeen.
     8. Defendant Dennis P. Wolf (“Wolf”) is and has been at all relevant times a director of the Company since July 2003.
     9. The individual Defendants defined in paragraphs 4-8 constitute the Board of Directors of Vitria and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said Defendants owe the public shareholders of Vitria the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.
CLASS ACTION ALLEGATIONS
     10. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all Vitria common shareholders (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) or their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).
     11. This action is properly maintainable as a class action.
          (a) The Class is so numerous that joinder of all members is impracticable. As of August 4, 2006, the Company had more than 34 million shares of its common stock outstanding.
          (b) There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether Defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of the Class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Vitria in violation of the Individual Defendants’ fiduciary duties, in order to enrich the buyout group at the expense and to the detriment of the Class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.
     12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     13. Defendants have acted in a manner that affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
BACKGROUND
     14. On September 21, 2006, the Company announced over PRNewswire that it had entered into an agreement to be acquired by defendants Chang and Skeen for $2.75 per share. The press release provided in pertinent part:
[Vitria] has entered into a definitive merger agreement . . . to be acquired by a new corporation formed and wholly-owned by JoMei Chang, Ph.D., a member of the Board of Directors of Vitria, and Dale Skeen, Ph.D., a member of the Board of Directors of Vitria and the current Chief Executive Officer of Vitria. Under the terms of the agreement, the new corporation will pay $2.75 per share for each of Vitria’s outstanding shares of common stock not held by Dr. Chang and Dr. Skeen. The purchase price represents a premium of approximately 4.7% over the average closing price of Vitria Technology’s common stock on the twenty trading days ending September 20, 2006, the last day before the announcement of the proposed transaction. Drs. Chang and Skeen together hold approximately 29% of

Vitria Technology’s outstanding common stock, and Drs. Chang and Skeen have agreed in writing to vote in favor of the merger.
     15. The press release further stated additional terms of the transaction and that the directors and an alleged disinterested board reviewed the transaction:
The merger agreement has been approved by the Board of Directors of each of Vitria Technology, Innovative Technology Group, Inc. and ITG Acquisition, Inc, Innovative Technology Group, Inc. and ITG Acquisition, Inc, are corporations that have been formed by Drs. Chang and Skeen for this transaction. The transaction is subject to approval by the holders of a majority of Vitria Technology’s outstanding common stock, and to regulatory approvals and other customary closing conditions.
Dennis Wolf, an independent member of Vitria’s Board of Directors stated, “This transaction represents an opportunity for our stockholders to realize a cash value at a premium to the recent trading range of our stock and provides continuity for our customer base.” Dr. Chang stated, “Dale and I are pleased to be able to carry forward the vision of the company, and are committed to maximizing value delivered to Vitria’s customers and partners.”
     16. The press release further stated that an alleged independent committee evaluated the Company’s strategic alternatives with the assistance of Jefferies Broadview, a division of Jefferies & Company, Inc., an investment bank.
     17. On September 20, 2006, the day before the announcement, Vitria closed above the $2.75 per share offer. Furthermore, as recently as August 3, 2006, Vitria traded as high as $3.20 per share. Indeed, the proposal represents a discount of approximately 2.1 percent below the closing price of Vitria stock on September 20, 2006 and a 14% discount to the August 3, 2006 trading price.
     18. The Proposed Transaction serves no legitimate business purpose for Vitria public stockholders. The transaction is designed to serve the business purposes of the buyout group only, including Skeen and Chang, without regard to the interests of the public stockholders of Vitria.

     19. Furthermore, the public common stockholders of Vitria are not receiving fair value for their holdings in connection with the $2.75 offer. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in the future success of Vitria and its valuable assets, while permitting the buyout group to reap huge benefits from the proposed transaction.
     20. Moreover, Defendants have failed to take those steps necessary to ensure that the Company’s shareholders will receive maximum value for their shares of Vitria common stock. Defendants have failed to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.
     21. The buyout group and the Individual Defendants have clear and material conflicts of interest and are acting to better the interests of the buyout group and themselves at the expense of Vitria’s public stockholders. The buyout group dominates and controls the business and corporate affairs of Vitria, and had access to proprietary information concerning them. This results in an imbalance and disparity of knowledge between the buyout group and other stockholders which makes the process used herein inherently unfair.
     22. Skeen and Chang have demonstrated a history of acting to benefit themselves at the expense of the Company and its shareholders. For example, in December 2003, the Company sold its interest in its China operations to QilinSoft LLC (“QilinSoft”), a company owned and controlled by defendants Skeen and Chang. At the time of the sale, Vitria and QilinSoft also entered into a license agreement whereby QilinSoft received a royalty-bearing license to distribute Vitria products in China. In addition, Vitria and QilinSoft entered into a development agreement pursuant to which QilinSoft would perform development work and other fee-bearing services for Vitria. In November 2004, Vitria and QilinSoft entered into a two year marketing agreement governing the marketing and sales relationship between the parties. In July 2004, Vitria and QilinSoft entered into a professional services agreement pursuant to which QilinSoft may order professional services from Vitria. During 2005, Vitria incurred charges of $2,898,000 for development work performed by QilinSoft, under the development agreement. Further, as of December 31, 2005, Vitria owed QilinSoft $441,000 for development work QilinSoft performed for Vitria in the fourth quarter of 2005, which was paid in February 2006.
     23. Given the buyout group’s control of the Company, it is able to dominate and control Vitria’s Board of Directors. Under the circumstances, none of the directors can be expected to protect Vitria’s public stockholders in dealings between the buyout group and the public shareholders, as exemplified by the proposed transaction.
     24. As a result of the Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that the nature and value of their investment in Vitria will be compromised for the sole benefit of the buyout group. Unless the proposed transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.
     25. Plaintiff and the other members of the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against the Defendants jointly and severally, as follows:
     A. declaring this action to be a class action and certifying plaintiff as Class representative;
     B. enjoining, preliminarily and permanently, the proposed transaction on the terms presently proposed;

     C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;
     D. directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
     E. awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and
     F. granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.
Dated: October 31, 2006

ROSENTHAL, MONHAIT & GODDESS, P.A.
By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810)
919 North Market Street, Suite 1401 Citizens Bank Center Wilmington, Delaware 19801 (302) 656-4433

OF COUNSEL:
BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
(212) 213-6222